MORGAN LEWIS

May 25, 2017

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: The Advisors' Inner Circle Fund Post-Effective Amendment No. 281 (File No. 033-42484) and Amendment No. 282 (File No. 811-06400) to Registration Statement on Form N-1A
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Ladies and Gentlemen:

On behalf of our client, The Advisors' Inner Circle Fund (the "Trust"), we are filing, pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the "1933 Act"), Post-Effective Amendment No. 281 and, under the Investment Company Act of 1940, as amended, Amendment No. 282 (the "Filing") to the Trust's Registration Statement on Form N-1A.

The Filing is made pursuant to Rule 485(a)(1) under the 1933 Act for the purpose of (i) changing the name of the Westwood Strategic Global Convertibles Fund (the "Fund") to the Westwood Strategic Convertibles Fund; and (ii) revising, among other things, the principal investment strategies and principal risks of the Fund.

If you have any questions regarding the Filing, please contact the undersigned at 215.963.5620.

Very truly yours,

/s/ Leon E. Salkin
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Leon E. Salkin



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